Mail Stop 3010

December 22, 2009

VIA USMAIL and FAX (310) 255-4560

Mr. Thad M. Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, 2nd Floor
Santa Monica, California 90401

      Re: **Anworth Mortgage Asset Corporation**
                Form 10-K as of December 31, 2008
                Filed on March 12, 2009
                File No. 001-13709

Dear Mr. Thad M. Brown:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 5 – Fair Value Of Financial Instruments, pages F-19 – F-20

1.   We note you have transferred your Non-Agency MBS from Level 2 inputs to Level 3 inputs given the severely reduced trading activity surrounding the Non-Agency MBS.   Please tell us and disclose in future filings what criteria you use to determine whether the market for your financial instruments is active or inactive and how you factored illiquidity into your fair value determination of those financial instruments.

2.   We note you rely on third party bid price indications provided by dealers and independent third party pricing services. Explain to us, and consider disclosing in future filings, how the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

      o   the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

      o   whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

      o   whether the broker quotes are binding or non-binding; and

      o   the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with FASB Accounting Standards Codification Section 820, and to ensure that you properly classified your assets or liabilities in the fair value hierarchy.

<u>Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis</u>

<u>Bonuses, page 14</u>

1.   We refer to the Summary Compensation Table and related footnotes on page 19
        and note that you awarded bonuses to your named executive officers "based on
        their individual performance and such other criteria as the Compensation
        Committee and/or the Chief Executive Officer deemed appropriate." We refer to
        comment 10 from our letter dated August 4, 2008 and your response dated August
        15, 2008 and note that the individual performance and other criteria used by the
        Compensation Committee is determining bonus amounts remains unclear. Please
        tell us the criteria and performance measures used by your Compensation
        Committee to determine bonus amounts for *each* named executive officer.

<u>Dividend Equivalent Rights, page 16</u>

2.   Please clarify which officers received DERs and the amount they received.
        Please state the criteria used by Compensation Committee in awarding these
        grants and how these criteria were applied to each DER recipient in making award
        determinations.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551 – 3404 or Sonia Barros at (202) 551 – 3655 with any other questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant